Filed by Enbridge Inc. (Commission File No. 001-15254)

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Enbridge Energy Management, L.L.C.

(Commission File No.: 001-31383)

NEWS RELEASE

Enbridge Inc. Reports Strong Third Quarter 2018 Results and Significant Progress on Strategic Priorities

CALGARY, ALBERTA - November 2, 2018 - Enbridge Inc. (Enbridge or the Company) (TSX:ENB) (NYSE:ENB) today reported third quarter 2018 financial results and provided a quarterly business update.

THIRD QUARTER 2018 HIGHLIGHTS

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•

GAAP loss of $90 million or $0.05 loss per common share for the third quarter, compared to earnings of $765 million or $0.47 earnings per common share in the third quarter of 2017, both including the impact of a number of unusual, non-recurring or non-operating factors

•	Adjusted earnings were $933 million or $0.55 per common share for the third quarter, compared to $632 million or $0.39 per common share in the third quarter of 2017

•	Adjusted earnings before interest, income tax and depreciation and amortization (EBITDA) were $2,958 million for the third quarter, compared to $2,586 million in the third quarter of 2017

•	Cash Provided by Operating Activities was $1,461 million for the third quarter, compared to $1,568 million for the third quarter of 2017

•	Distributable Cash Flow (DCF) was $1,585 million for the third quarter, compared to $1,334 million for the third quarter of 2017

•	On track to achieve financial guidance for 2018, with outlook for DCF per share expected to be in the upper half of the guidance range of $4.15 to $4.45 per share

•

Bringing $7 billion of new projects into service in 2018, including the US$1.3 billion NEXUS and US$0.2 billion TEAL gas pipeline projects that began service in October and the US$1.6 billion Valley Crossing gas pipeline project that is now complete and in service for November

•

Continuing progress on the Line 3 Replacement Project: Agreement with the Fond Du Lac Tribe in Minnesota on final routing; Minnesota Public Utilities Commission (MPUC) Written Orders for the Certificate of Need and Route Permit received; and construction progressing in Canada

•	Proceeding with the amalgamation of the Company’s Ontario based natural gas utilities following approval by the Ontario Energy Board (OEB)

•

Receipt of $5.7 billion of proceeds from non-core asset sales which will accelerate de-leveraging, provide increased financial flexibility and further focus the Company on its low-risk pipeline and utility businesses; remaining $1.8 billion of announced sales proceeds expected in first half of 2019

•

Reached agreements with the Independent Committees of the Company’s sponsored vehicles for the acquisition of all of the outstanding equity securities not already beneficially owned by Enbridge; targeting all closings by the end of the fourth quarter

•	Suspended the Dividend Reinvestment Program (DRIP) effective with the December 1, 2018 dividend payment; no additional equity capital required to fund the current $22 billion secured growth program

•

Responded quickly to restore partial transportation service following a rupture on the BC Pipeline T-South natural gas transmission system; continuing work to safely restore the system to full capacity

CEO COMMENT

“It was another very productive quarter, both from a financial and strategic perspective,” commented Al Monaco, President and Chief Executive Officer of Enbridge.

“The strong financial results in the third quarter underscores the quality and predictability of our business model. The 13% year over year increase in distributable cash flow reflects a growing contribution from each of our core businesses driven by strong operating performance, optimization of throughput on existing assets, synergy realization from the Spectra acquisition and the successful execution of new projects. As a result, we remain confident in achieving our financial guidance for 2018, and expect to end up in the top half of the DCF per share guidance range.

“From a strategic standpoint, we’ve made great progress in achieving the key priorities that we laid out in our three year business plan last November. In addition to delivering solid distributable cash flow and earnings per share growth, those priorities included executing significant non-core asset sales, accelerating balance sheet de-leveraging and simplifying the overall corporate structure.

“This past quarter we received close to $6 billion of proceeds from the $7.5 billion of non-core asset sales agreements announced this year. These sales will further focus our business on low risk pipeline and utility assets and a significant portion of the proceeds will immediately be put towards debt repayment. At quarter-end our consolidated Debt to EBITDA metric was down to 4.7x, well ahead of our year end target of 5.0x.

“In addition, we reached agreement with each of the Independent Committees on terms for the buy-in of our sponsored vehicles. These transactions are good for sponsored vehicle unitholders and Enbridge shareholders, all of whom will benefit from bringing in these core assets under one simpler corporate structure with greater diversification, more retained cash flow, and an enhanced credit profile.

“Execution of our $22 billion secured capital program also remains nicely on track. We’re very pleased that the Nexus natural gas pipeline was placed into service in October and the Valley Crossing natural gas pipeline is now complete and available for service as of this week. These two projects are good examples of the growth from the premium natural gas franchise we acquired through the Spectra transaction.

“The Minnesota PUC has now issued its Written Orders for the Certificate of Need and Route Permit for the Line 3 Replacement Project. We expect to begin construction activities in Minnesota in the first quarter of 2019, bringing the full project into service in the second half of the year.

“Finally, the pipeline rupture on the T-South segment of our BC Pipeline System in early October serves as an important reminder as to why the safety of our systems has and always will remain our number one priority. Fortunately there were no injuries or long-term environmental impacts to the site and we were able to quickly restore partial service to our customers. I’d like to thank the emergency responders for their efforts and the communities and First Nations in the region for their support and cooperation throughout the incident response.

“In summary, thanks to our ongoing strong business performance and the progress we’re making on our strategic priorities, including the execution of the Line 3 project, we continue to expect a 10% compound annual growth in cash flow and dividends per share through 2020. We look forward to a more in-depth update to the investment community on our business and financial outlook at our annual investor conference on December 11th,” concluded Mr. Monaco.

FINANCIAL RESULTS SUMMARY

Financial results for the three and nine months ended September 30, 2018, are summarized in the table below:

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited, millions of Canadian dollars, except per share amounts; number of shares in millions)
GAAP Earnings attributable to common shareholders	(90)	765	1,426	2,322
GAAP Earnings per common share	(0.05)	0.47	0.84	1.57
Cash provided by operating activities	1,461	1,568	7,999	5,315

Adjusted EBITDA[1]	2,958	2,586	9,529	7,354
Adjusted Earnings[1]	933	632	3,402	1,969
Adjusted Earnings per common share[1]	0.55	0.39	2.01	1.33
Distributable Cash Flow[1,2]	1,585	1,334	5,755	3,873
Weighted average common shares outstanding	1,705	1,635	1,695	1,482

1	Non-GAAP financial measures. Schedules reconciling adjusted EBITDA, adjusted earnings, adjusted earnings per common share and distributable cash flow are available as an Appendix to this news release.
2	Formerly referred to as Available Cash Flow From Operations (ACFFO). Calculation methodology remains unchanged.

GAAP earnings attributable to common shareholders for the third quarter of 2018 decreased by $855 million or $0.52 per share compared to the same period in 2017, as a result of a number of unusual, non-recurring or non-operating factors, including a non-cash charge of $1,019 million after-tax resulting from the classification of the Canadian natural gas gathering and processing businesses as held for sale, partially offset by the impact of stronger business performance as described below.

Adjusted earnings in the third quarter of 2018 increased by $301 million or $0.16 per share compared to the same period in 2017. The increase was primarily driven by strong operating results from all of the Company’s business units, new projects coming into service in the Liquids Pipelines, Gas Transmission and Midstream, Green Power and Transmission and Gas Distribution segments in the fourth quarter 2017 and the first nine months of 2018, synergy realization from the Spectra Energy acquisition and more favourable foreign exchange hedge rates.

DCF for the third quarter was $1,585 million, an increase of $251 million over the comparable prior period in 2017, driven largely by the same factors noted above.

Detailed segmented financial information and analysis can be found below under Adjusted EBITDA by Segments.

PROJECT EXECUTION UPDATE

Enbridge continues to make good progress executing its $22 billion secured growth capital program for 2018 to 2020. The individual projects that make up the secured program are all supported by long-term take-or-pay contracts, cost-of-service frameworks or similar low-risk commercial arrangements and are diversified across a wide range of business platforms and regulatory jurisdictions.

The company has now completed the bulk of its $7 billion of growth projects scheduled to come into service in 2018, substantially on time and on budget. This is comprised of almost a dozen projects across all business units, including expansions to the existing Canadian and US gas transmission systems, the Company’s first European offshore wind project and ongoing capital expansion within the utility franchises. Most recently in October, the US$1.3 billion (Enbridge’s share) NEXUS and the associated US$0.2 billion TEAL natural gas pipeline projects were brought into service, providing much needed export capacity out of the Marcellus and Utica basins into the upper Midwest and Eastern Canadian markets. In addition, the US$1.6 billion Valley Crossing natural gas pipeline project entered service on October 31, supported by take-or-pay transportation contracts. Volumes have begun to flow in the header system at Agua Dulce, however, exports to Mexico will not begin until the third party downstream Mexican pipeline is placed in service.

LINE 3 REPLACEMENT UPDATE

The $9 billion Line 3 Replacement Project is a critical integrity replacement project that will enhance the safety and reliability of the Enbridge Liquids Mainline System and provide incremental export capacity to Western Canadian producers and increased security of supply for key refining markets along the Mainline system as well as to markets further downstream.

The project continues to progress well on several fronts. In Canada, the 2018 construction season is well under way, with over 60% of the pipe now laid. Remaining construction activities in Canada are on plan for completion mid-2019. In the U.S., the pipeline replacement work in Wisconsin is now complete and has been placed into service.

In Minnesota, the pipeline route was finalized in August when an agreement was reached with the Fond du Lac Band of Lake Superior Chippewa granting the Line 3 Replacement Project an easement through their Reservation. Importantly, this agreement also renews the existing Mainline System easement for a new 20 year term. Following verbal approval of the project in June, the Minnesota Public Utilities Commission recently issued its Written Orders for the Certificate of Need and Route Permit for the Project and all related conditions are being finalized. The remaining permit applications have been submitted to the various federal and state agencies, including the U.S. Army Corps of Engineers, the Minnesota Department of Natural Resources, the Minnesota Pollution Control Agency and other local government agencies in Minnesota. The Company anticipates the receipt of such permits in time to begin construction activities during the first quarter of 2019, and continues to anticipate an in-service date for the project in the second half of 2019.

OTHER BUSINESS UPDATES

On October 15, the Company announced that it is moving forward with the amalgamation of Enbridge Gas Distribution Inc. and Union Gas Limited, its two natural gas utility franchises in Ontario. The terms of the amalgamation have been approved by the OEB. The new incentive rate regulation framework will take effect January 1, 2019, and will enable efficiencies in operations benefiting both ratepayers and shareholders while maintaining a focus on the safe and reliable distribution of energy.

On October 9, a rupture occurred on one of two natural gas lines in Enbridge’s BC Pipeline system, approximately 13.5 kilometers north of Prince George. There were no injuries as a result of the incident nor is there any long-term environmental damage to the site. The Company was able to respond quickly and after receiving National Energy Board (NEB) approval and completing a comprehensive integrity assessment was able to get the other unaffected pipeline back into service at reduced pressure. The affected 36-inch pipeline has also now been repaired and placed back into service at reduced pressure. The Company is cooperating with the regulator in its investigation to determine the root cause of the incident as it works to safely restore the system to its full capacity.

FINANCING UPDATE

In late November of 2017, Enbridge released its strategic plan and outlook which included, among other things, a renewed focus on low risk pipeline and utility businesses. It also set out a plan with respect to financing the current $22 billion secured growth capital program through 2020. The plan included common and hybrid equity issuances as well as $3 billion of non-core asset sales in 2018 in order to accelerate planned de-leveraging and achieve a consolidated Debt to EBITDA ratio of 5.0x by the end of 2018.

With the announcement of over $7.5 billion of non-core asset sales this year, well in excess of the $3 billion targeted in the financing plan, Enbridge has effectively satisfied all of its equity funding requirements for its secured growth program through 2020. This quarter, the Company has received proceeds from asset sales of approximately $5.7 billion, with the balance expected by mid-2019. These proceeds will provide the Company with significant additional financial flexibility to further strengthen the balance sheet and fund the secured growth program. As of the end of the third quarter, the Company’s consolidated Debt to EBITDA ratio was 4.7x on a trailing twelve month basis, below its target for 2018 of 5.0x.

Given this progress on leverage reduction, the Company announced earlier today that it would suspend its DRIP effective with the dividend payment on December 1, 2018, which is earlier than contemplated when funding plans for the current planning cycle were communicated last November.

SIMPLIFICATION OF CORPORATE STRUCTURE

The Company has now reached agreement with the Independent Committees of its sponsored vehicles, Spectra Energy Partners, LP (NYSE: SEP), Enbridge Energy Partners, L.P. (NYSE: EEP), Enbridge Energy Management, L.L.C (NYSE: EEQ) and Enbridge Income Fund Holdings Inc. (TSX: ENF), to acquire, in separate combination transactions, all of the outstanding equity securities of those sponsored vehicles not beneficially owned by Enbridge.

The buy-ins are strategically and economically attractive to current and future Enbridge shareholders and provide substantial benefits, including:

•	Increased ownership in its core businesses and further enhancement of its industry-leading, low-risk profile

•	Significant advancement of Enbridge’s strategy to simplify and streamline its corporate structure which further increases the transparency of its strong cash generating assets

•	Higher retention of cash generated from the assets, which will support continued strong dividend coverage and self-funded growth

•

An improved Enbridge credit profile due to the elimination of sponsored vehicle public distributions, as well as opportunities to minimize the structural subordination of Enbridge’s parent company debt

•	Significant benefits to Enbridge’s post 2020 outlook primarily due to tax optimization synergies

ENF has filed its Management Information Circular. The proxy voting materials have been distributed to the shareholders ahead of the shareholder meeting date which has been scheduled for November 6, 2018. Closing would be targeted for shortly thereafter, subject to shareholder vote and the Court of Queen’s Bench of Alberta approval.

In the case of SEP, Enbridge holds sufficient SEP common units to approve the SEP merger and the related merger agreement though a written consent process. This process will occur in the fourth quarter with the transaction closing targeted for mid-December.

In the case of EEP and EEQ, a unit/shareholder vote date is targeted for December 17, 2018, with the transactions expected to close in late December, subject to unit/shareholder approval.

Proxy materials for SEP, EEP and EEQ are expected to be distributed by mid-November.

After taking into consideration these sponsored vehicle buy-ins, previously announced asset sales and other developments, there is no change to Enbridge’s current three year financial guidance, including 10% compound annual dividend growth from 2018 to 2020. Management will provide its updated strategic and financial outlook at its upcoming investment community conference on December 11, 2018 in New York.

OTHER MATTERS

The Board of Directors announced that it had accepted, with regret, the resignation of Michael McShane, a Director since February 27, 2017 and a former director with Spectra Energy Corp, due to increasing personal and professional commitments.

THIRD QUARTER 2018 FINANCIAL RESULTS

The following table summarizes the Company’s GAAP reported results for segment EBITDA, earnings attributable to common shareholders, and cash provided by operating activities for the third quarter of 2018.

GAAP SEGMENT EBITDA AND CASH FLOW FROM OPERATIONS

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited, millions of Canadian dollars)
Liquids Pipelines	1,875	1,703	4,353	4,840
Gas Transmission and Midstream	(60)	856	1,080	2,263
Gas Distribution	256	240	1,262	937
Green Power and Transmission	51	68	286	270
Energy Services	(96)	(150)	108	(11)
Eliminations and Other	29	126	(368)	(188)

EBITDA	2,055	2,843	6,721	8,111

Earnings attributable to common shareholders	(90)	765	1,426	2,322

Cash provided by operating activities	1,461	1,568	7,999	5,315

For purposes of evaluating performance, the Company makes adjustments for unusual, non-recurring or non-operating factors to GAAP reported earnings, segment EBITDA, and cash flow provided by operating activities, which allow Management and investors to more accurately compare the Company’s performance across periods, normalizing for factors that are not indicative of the underlying business performance. Tables incorporating these adjustments follow below. Schedules reconciling EBITDA, adjusted EBITDA, adjusted EBITDA by segment, adjusted earnings, adjusted earnings per common share and DCF to their closest GAAP equivalent are provided in the Appendices to this news release.

DISTRIBUTABLE CASH FLOW

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited, millions of Canadian dollars, except per share amounts)
Liquids Pipelines	1,633	1,353	4,889	4,002
Gas Transmission and Midstream	1,038	941	3,116	2,330
Gas Distribution	259	238	1,274	929
Green Power and Transmission	73	68	337	270
Energy Services	10	(24)	94	(31)
Eliminations and Other	(55)	10	(181)	(146)

Adjusted EBITDA[1]	2,958	2,586	9,529	7,354
Maintenance capital	(324)	(360)	(783)	(916)
Interest expense[1]	(705)	(646)	(2,060)	(1,756)
Current income tax[1]	(71)	(22)	(228)	(105)
Distributions to noncontrolling interests and redeemable noncontrolling interests	(302)	(267)	(901)	(770)
Cash distributions in excess of equity earnings[1]	90	67	267	161
Preference share dividends	(94)	(82)	(268)	(246)
Other receipts of cash not recognized in revenue[2]	53	60	157	171
Other non-cash adjustments	(20)	(2)	42	(20)

DCF	1,585	1,334	5,755	3,873

Weighted average common shares outstanding	1,705	1,635	1,695	1,482

1	Presented net of adjusting items.
2	Consists of cash received net of revenue recognized for contracts under make-up rights and similar deferred revenue arrangements.

For the nine months ending September 30, 2018, the Company’s key financial metrics, DCF, adjusted EBITDA and adjusted earnings have increased compared to the comparative 2017 period due in part to the timing of the merger with Spectra Energy Corp (the Merger Transaction) which closed on February 27, 2017. Given the impact of the timing of the merger on reported year to date performance versus the prior year the discussion of comparative year over year results focuses on the third quarter.

Third quarter 2018 DCF increased by $251 million compared to the same period in 2017. The key drivers of quarter-over-quarter growth are summarized below:

•

An increase in adjusted EBITDA primarily due to strong business performance and incremental contribution from new projects placed into service across many business segments since the third quarter of last year. For further detail on business performance refer to Adjusted EBITDA by Segments.

•	Lower maintenance capital primarily within Gas Transmission and Midstream reflected the completion of a specific maintenance program in 2017.

•	Higher equity distributions from equity investments due to improved performance as well as new equity investments placed into service.

Partially offsetting the DCF growth drivers noted above were:

•

Higher distributions to redeemable noncontrolling interests in Enbridge Income Fund, Enbridge Commercial Trust, Enbridge Income Partners LP and the subsidiaries and investees of Enbridge Income Partners LP (the Fund Group) as a result of increased public ownership in the Fund Group and an increase in the Fund Group distribution per unit in January 2018.

•	Higher distributions to noncontrolling interests in SEP due to increases in the distribution per unit each quarter.

•	Higher current tax, which reflected higher earnings before income tax generated from operating segments.

•	Higher financing costs resulting from incremental debt, preferred shares and hybrid securities issued to fund the Company’s growth program.

ADJUSTED EARNINGS

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited, millions of Canadian dollars, except per share amounts)
Adjusted EBITDA	2,958	2,586	9,529	7,354
Depreciation and amortization	(799)	(848)	(2,452)	(2,388)
Interest expense[1]	(682)	(614)	(1,981)	(1,667)
Income taxes[1]	(212)	(215)	(701)	(553)
Noncontrolling interests and redeemable noncontrolling interests[1]	(238)	(195)	(721)	(531)
Preference share dividends	(94)	(82)	(272)	(246)

Adjusted earnings	933	632	3,402	1,969

Adjusted earnings per common share	0.55	0.39	2.01	1.33

1	Presented net of adjusting items.

Adjusted earnings increased by $301 million for the third quarter of 2018 compared to the same period in 2017. Growth in adjusted earnings was driven by the same factors impacting business performance and adjusted EBITDA as discussed under Distributable Cash Flow above. Other notable quarter-over-quarter drivers were:

•

Lower depreciation and amortization expense as a result of ceasing to record depreciation expense for assets which were classified as assets held for sale or were sold during the third quarter of 2018.

•	Higher financing costs resulting from incremental debt, preferred shares and hybrid securities issued to fund the Company’s growth program.

•	Higher income tax expense due to higher earnings before tax.

•	Higher earnings attributable to redeemable noncontrolling interests reflecting stronger performance from the underlying businesses owned through sponsored vehicles.

Adjusted earnings per share for the third quarter of 2018 increased by $0.16 over the third quarter of 2017 reflecting the factors noted above, partially offset by a higher average number of shares outstanding following the offering of approximately 33 million of the Company’s common shares in December 2017.

ADJUSTED EBITDA BY SEGMENTS

LIQUIDS PIPELINES

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited, millions of Canadian dollars)
Canadian Mainline	537	348	1,533	975
Lakehead System	415	406	1,317	1,345
Regional Oil Sands System	214	152	642	418
Gulf Coast and Mid-Continent	169	165	508	481
Other[1]	298	282	889	783

Adjusted EBITDA[2]	1,633	1,353	4,889	4,002

Operating Data (average deliveries – thousands of bpd)
Canadian Mainline[3]	2,578	2,492	2,613	2,511
Lakehead System[4]	2,727	2,620	2,756	2,657
Regional Oil Sands System[5]	1,863	1,329	1,789	1,262
International Joint Tariff (IJT)	$4.15	$4.07	$4.10	$4.06
Lakehead System Local Toll	$2.23	$2.43	$2.28	$2.48
Canadian Mainline IJT Residual Toll	$1.92	$1.64	$1.82	$1.58
Canadian Mainline Apportionment[6]	45%	3%	45%	23%
Canadian Mainline Effective FX Rate	$1.26	$1.07	$1.26	$1.05

1	Included within Other are Southern Lights Pipeline, Express-Platte System, Bakken System and Feeder Pipelines & Other.
2	Schedules reconciling adjusted EBITDA are provided in the Appendices to this news release.
3	Canadian Mainline throughput volume represents mainline system deliveries ex-Gretna, Manitoba which is made up of United States and eastern Canada deliveries originating from western Canada.
4	Lakehead System throughput volume represents mainline system deliveries to the United States mid-west and eastern Canada.
5	Volumes are for the Athabasca mainline, Athabasca Twin, Waupisoo Pipeline and Woodland Pipeline and exclude laterals on the Regional Oil Sands System.
6	Heavy apportionment on Canadian Mainline.

Liquids Pipelines adjusted EBITDA increased by $280 million for the third quarter of 2018 when compared to the same period in 2017. The key quarter-over-quarter performance drivers are summarized below:

•

Canadian Mainline contribution increased primarily due to higher throughput, in part facilitated by capacity optimization initiatives enabled in late 2017 and higher supply. Also driving an increase in EBITDA contributions were a higher Canadian Mainline IJT residual toll, as well as higher foreign exchange hedge rates used to convert United States dollar denominated Canadian Mainline IJT revenues.

•

Lakehead System benefited from higher throughput based on the same factors noted above, which more than offset a decrease in the Lakehead Local Toll primarily driven by the reduction in the corporate federal income tax rate in the U.S.

•	Regional Oil Sands System growth was driven by contributions from new projects placed into service in 2017, in particular the Wood Buffalo Extension Pipeline.

•	Other increased primarily as a result of incremental throughput on the Bakken Pipeline System.

•

Liquids Pipelines adjusted EBITDA is reported on a Canadian dollar basis. Adjusted EBITDA generated from United States dollar denominated businesses were translated at a stronger United States dollar to Canadian dollar exchange rate in the third quarter of 2018 (C$1.31/$US) when compared to the corresponding 2017 period (C$1.25/$US). A portion of the United States dollar earnings are hedged under the Company’s enterprise-wide financial risk management program. The offsetting hedge settlements are reported within Eliminations and Other.

GAS TRANSMISSION AND MIDSTREAM

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited, millions of Canadian dollars)
US Gas Transmission	661	636	1,979	1,565
Canadian Gas Transmission & Midstream	196	154	606	379
Alliance Pipeline	53	48	169	149
US Midstream	97	74	265	149
Other	31	29	97	88

Adjusted EBITDA[1]	1,038	941	3,116	2,330

1	Schedules reconciling adjusted EBITDA are available as an Appendix to this news release.

Gas Transmission and Midstream adjusted EBITDA increased by $97 million for the third quarter of 2018 when compared to the same period in 2017. The key quarter-over-quarter performance drivers are summarized below:

•

US Gas Transmission adjusted EBITDA reflected incremental contributions from new capital projects placed into service in 2017 and the first nine months of 2018, including Sabal Trail, expansions on Access South and Adair Southwest, Gulf Market Expansion and Atlantic Bridge, partially offset by higher operating costs.

•	Canadian Gas Transmission & Midstream growth reflected new assets placed into service including High Pine and Wyndwood and further benefited from operational cost efficiencies.

•	Alliance Pipeline increased due to favorable seasonal firm and interruptible revenues driven by strong demand for capacity as a result of wider AECO-Chicago basis differentials.

•

US Midstream benefited from increased throughput and higher commodity prices and fractionation margins at Aux Sable and DCP Midstream, LLC (DCP Midstream), partially offset by an absence of EBITDA from Midcoast Operating, L.P. which was sold on August 1, 2018.

•

Gas Transmission and Midstream adjusted EBITDA is reported on a Canadian dollar basis. Adjusted EBITDA generated from United States dollar denominated businesses were translated at a stronger United States dollar to Canadian dollar exchange rate in the third quarter of 2018 (C$1.31/$US) when compared to the corresponding 2017 period (C$1.25/$US). A portion of the United States dollar earnings are hedged under the Company’s enterprise-wide financial risk management program. The offsetting hedge settlements are reported within Eliminations and Other.

The Company has entered into an agreement to sell its Canadian natural gas gathering and processing business but will retain the Westcoast gas transmission system in British Columbia. The sale of the provincially regulated assets which comprise roughly 60% of the total sale proceeds closed on October 1, 2018. The sale of the remaining NEB regulated assets is expected to close by mid-2019.

GAS DISTRIBUTION

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited, millions of Canadian dollars)
Enbridge Gas Distribution Inc. (EGD)	127	116	612	500
Union Gas Limited (Union Gas)	124	110	565	343
Other	8	12	97	86

Adjusted EBITDA[1]	259	238	1,274	929

Operating Data
EGD
Volumes (billions of cubic feet)	42	43	308	286
Number of active customers (thousands)[3]	2,198	2,172	2,198	2,172
Heating degree days[4]
Actual	49	66	2,396	2,214
Forecast based on normal weather	76	62	2,396	2,413
Union Gas[2]
Volumes (billions of cubic feet)	229	203	981	574
Number of active customers (thousands)[3]	1,491	1,470	1,491	1,470
Heating degree days[4]
Actual	130	162	2,684	1,255
Forecast based on normal weather	167	170	2,687	1,260

1	Schedules reconciling adjusted EBITDA are available as an Appendix to this news release.
2	Reflects operating data post-Merger Transaction.
3	Number of active customers at the end of the reported period.

4

Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in EGD’s and Union Gas’ franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius.

Gas Distribution adjusted EBITDA will typically follow a seasonal profile. It is generally highest in the first and fourth quarters of the year reflecting greater volumetric usage during the heating season, and lowest in the third quarter as there is generally less volumetric usage during the summer. The magnitude of the seasonal EBITDA fluctuations will vary from year-to-year reflecting the impact of colder or warmer than normal weather on distribution volumes in a given quarter.

Gas Distribution adjusted EBITDA increased by $21 million for the third quarter 2018 when compared to the same period in 2017. The key quarter-over-quarter performance drivers are summarized below:

•	Higher EBITDA at EGD and Union Gas in the third quarter of 2018 due to higher distribution charges resulting from increases in rate base, as well as customer growth.

•	Incremental contributions from expansion projects placed into service at Union Gas in 2017.

For the nine months ended September 30, 2018, Adjusted EBITDA for EGD and Union Gas has been positively impacted by $10 million due to colder weather experienced in the franchise area relative to the assumptions for normal weather embedded in customer rates.

GREEN POWER AND TRANSMISSION

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited, millions of Canadian dollars)
Adjusted EBITDA[1]	73	68	337	270

1	Schedules reconciling adjusted EBITDA are available as an Appendix to this news release.

Green Power and Transmission adjusted EBITDA increased by $5 million for the third quarter of 2018 when compared to the same period in 2017. The key quarter-over-quarter performance drivers are summarized below:

•	Higher wind resources on the Canadian wind farm portfolio.

•	Lower operating costs at Canadian and United States wind farms.

•	Partially offset by minor operating issues on certain wind farms, driving lower than expected production.

On August 1, the Company finalized the transaction to sell a 49% interest in certain North American onshore renewable power assets and 49% of the Company’s interests in two German offshore wind farms under development (collectively, the Renewable Assets JV). Enbridge will maintain a 51% controlling interest in the Renewable Assets JV, and will continue to manage, operate and provide administrative services for these assets. The consolidated results generated by these assets will continue to be reported by the Green Power and Transmission segment. Earnings and cash flows attributed to the third party investors in these assets will be reported as non-controlling interests in the Company’s consolidated statements of earnings and distributable cash flow schedules.

ENERGY SERVICES

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited, millions of Canadian dollars)
Adjusted earnings/(loss) before interest, income taxes, and depreciation and amortization[1]	10	(24)	94	(31)

1	Schedules reconciling adjusted EBITDA are available as an Appendix to this news release.

Energy Services adjusted EBITDA increased by $34 million for the third quarter of 2018 when compared to the same period in 2017. The increase was primarily driven by wider crude oil and natural gas location differentials which provided greater opportunity to generate profitable margins.

ELIMINATIONS AND OTHER

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited, millions of Canadian dollars)
Operating and administrative	4	27	(27)	13
Realized foreign exchange hedge settlements	(59)	(17)	(154)	(159)

Adjusted earnings/(loss) before interest, income taxes, and depreciation and amortization[1]	(55)	10	(181)	(146)

1	Schedules reconciling adjusted EBITDA are available as an Appendix to this news release.

Operating and administrative costs captured in this segment reflect the cost of centrally delivered services (including depreciation of corporate assets) net of amounts recovered from business units for the provision of those services. Also, as previously noted US dollar denominated earnings within the segment results are translated at average foreign exchange rates during the quarter. The offsetting impact of the Company’s enterprise foreign exchange hedging program is captured in this segment.

Eliminations and Other adjusted loss before interest, income taxes, and depreciation and amortization increased by $65 million for the third quarter of 2018, when compared to the same period in 2017. The key quarter-over-quarter performance drivers are summarized below:

•

Lower recovery of operating and administrative costs recovered from the business units. Third quarter 2017 reflected an over-recovery of business unit costs, which was later rectified in the fourth quarter of 2017.

•

Higher realized foreign exchange hedge settlement loss in the third quarter of 2018 was due to a less favourable hedge rate combined with a strengthening United States dollar when compared to the third quarter of 2017.

CONFERENCE CALL

Enbridge will host a joint conference call and webcast on November 2, 2018 at 9:00 a.m. Eastern Time (7:00 a.m. Mountain Time) with Enbridge Income Fund Holdings Inc., Enbridge Energy Partners, L.P. and Spectra Energy Partners, LP to provide an enterprise wide business update and review 2018 third quarter financial results. Analysts, members of the media and other interested parties can access the call toll free at (877) 930-8043 or within and outside North America at (253) 336-7522 using the access code of 6465399#. The call will be audio webcast live at https://edge.media-server.com/m6/p/tsy478oc. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available for seven days after the call toll-free (855) 859-2056 or within and outside North America at (404) 537-3406 (access code 6465399#).

The conference call format will include prepared remarks from the executive team followed by a question and answer session for the analyst and investor community only. Enbridge’s media and investor relations teams will be available after the call for any additional questions.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe’’, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to the following: expected EBITDA or expected adjusted EBITDA; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected DCF or DCF per share; expected future cash flows; expected performance of the Company’s businesses; financial strength and flexibility; expectations on sources of liquidity and sufficiency of financial resources; expected credit metrics and debt to EBITDA levels; expected costs related to announced projects and projects under construction; expected in-service dates for announced projects and projects under construction; expected capital expenditures; expected impact on cash flows of the Company’s commercially secured growth program; expected future growth and expansion opportunities; expectations about the Company’s joint venture partners’ ability to complete and finance projects under construction; expected closing of acquisitions and dispositions; estimated future dividends; expected future actions of regulators; expectations regarding commodity prices; supply forecasts; expectations regarding the impact of the Merger Transaction including the combined Company’s scale, financial flexibility, growth program, future business prospects and performance and streamlining opportunities; expected impact of United States Tax Reform; expected impact of the FERC policy on treatment of income taxes; the sponsored vehicle strategy, including the proposed simplification of our corporate structure; dividend payout policy; and dividend growth and dividend payout expectation.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, natural gas liquids (NGL) and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labour and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; weather; the timing and closing of dispositions; the realization of anticipated benefits and synergies of the Merger Transaction; governmental legislation; acquisitions and the timing thereof; the success of integration plans; impact of capital project execution on the Company’s future cash flows; credit ratings; capital project funding; expected EBITDA or expected adjusted EBITDA; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected future cash flows and expected future DCF and DCF per share; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements, as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to the impact of the Merger Transaction on the Company, expected EBITDA, adjusted EBITDA, earnings/(loss), adjusted earnings/(loss) and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on announced projects and projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather and customer, government and regulatory approvals on construction and in-service schedules and cost recovery regimes.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to the realization of anticipated benefits and synergies of the Merger Transaction, operating performance, regulatory parameters, dispositions, the proposed simplification of our corporate structure, dividend policy, project approval and support, renewals of rights of way, weather, economic and competitive conditions, public opinion, changes in tax laws and tax rates, changes in trade agreements, exchange rates, interest rates, commodity prices, political decisions and supply of and demand for commodities, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

ABOUT ENBRIDGE INC.

Enbridge Inc. (the Company) is North America’s premier energy infrastructure company with strategic business platforms that include an extensive network of crude oil, liquids and natural gas pipelines, regulated natural gas distribution utilities and renewable power generation. The Company safely delivers an average of 2.9 million barrels of crude oil each day through its Mainline and Express Pipeline; accounts for approximately 62% of U.S.-bound Canadian crude oil exports; and moves approximately 20% of all natural gas consumed in the U.S., serving key supply basins and demand markets. The Company’s regulated utilities serve approximately 3.7 million retail customers in Ontario, Quebec, and New Brunswick. Enbridge also has interests in more than 1,750 MW of net renewable generating capacity in North America and Europe. The Company has ranked on the Global 100 Most Sustainable Corporations index for the past nine years; its common shares trade on the Toronto and New York stock exchanges under the symbol ENB.

Life takes energy and Enbridge exists to fuel people’s quality of life. For more information, visit www.enbridge.com.

None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc. – Media	Enbridge Inc. – Investment Community
Jesse Semko	Jonathan Gould
Toll Free: (888) 992-0997	Toll Free: (800) 481-2804
Email: media@enbridge.com	Email: investor.relations@enbridge.com

EXHIBIT 99.1

DIVIDEND DECLARATION

Our Board of Directors has declared the following quarterly dividends. All dividends are payable on December 1, 2018, to shareholders of record on November 15, 2018.

	Dividend per share
Common Shares		$0.67100
Preference Shares, Series A		$0.34375
Preference Shares, Series B		$0.21340
Preference Shares, Series C1		$0.23934
Preference Shares, Series D2		$0.27875
Preference Shares, Series F3		$0.29306
Preference Shares, Series H4		$0.27350
Preference Shares, Series J	US$	0.30540
Preference Shares, Series L	US$	0.30993
Preference Shares, Series N		$0.25000
Preference Shares, Series P		$0.25000
Preference Shares, Series R		$0.25000
Preference Shares, Series 1[5]	US$	0.37182
Preference Shares, Series 3		$0.25000
Preference Shares, Series 5	US$	0.27500
Preference Shares, Series 7		$0.27500
Preference Shares, Series 9		$0.27500
Preference Shares, Series 11		$0.27500
Preference Shares, Series 13		$0.27500
Preference Shares, Series 15		$0.27500
Preference Shares, Series 17		$0.32188
Preference Shares, Series 19[6]		$0.30625

1

The quarterly dividend per share paid on Series C was increased to $0.22685 from $0.20342 on March 1, 2018, was increased to $0.22748 from $0.22685 on June 1, 2018, and was increased to $0.23934 from $0.22748 on September 1, 2018, due to reset on a quarterly basis following the date of issuance of the Series C Preference Shares.

2

The quarterly dividend per share paid on Series D was increased to $0.27875 from $0.25000 on March 1, 2018, due to reset of the annual dividend on March 1, 2018, under the dividend rate reset provisions applicable to this series.

3

The quarterly dividend per share paid on Series F was increased to $0.29306 from $0.25000 on June 1, 2018, due to reset of the annual dividend on June 1, 2018, under the dividend rate reset provisions applicable to this series.

4

The quarterly dividend per share paid on Series H was increased to $0.27350 from $0.25000 on September 1, 2018, due to reset of the annual dividend on September 1, 2018, and every five years thereafter.

5

The quarterly dividend per share paid on Series 1 was increased to US$0.37182 from US$0.25000 on June 1, 2018, due to reset of the annual dividend on June 1, 2018, under the dividend rate reset provisions applicable to this series.

6	The dividend per share on Series 19 increased from $0.26850 to the regular quarterly dividend of $0.30625, effective June 1, 2018.

NON-GAAP RECONCILATIONS APPENDICES

This news release contains references to adjusted EBITDA, adjusted earnings, adjusted earnings per common share, and DCF. Management believes the presentation of adjusted EBITDA, adjusted earnings, adjusted earnings per common share and DCF gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of the Company.

Adjusted EBITDA represents EBITDA adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. Management uses adjusted EBITDA to set targets and to assess the performance of the Company.

Adjusted earnings represent earnings attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors included in adjusted EBITDA, as well as adjustments for unusual, non-recurring or non-operating factors in respect of depreciation and amortization expense, interest expense, income taxes, noncontrolling interests and redeemable noncontrolling interests on a consolidated basis. Management uses adjusted earnings as another measure of the Company’s ability to generate earnings.

DCF is defined as cash flow provided by operating activities before the impact of changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors. Management also uses DCF to assess the performance of the Company and to set its dividend payout target.

Reconciliations of forward looking non-GAAP financial measures to comparable GAAP measures are not available due to the challenges and impracticability with estimating some of the items, particularly certain contingent liabilities, and non-cash unrealized derivative fair value losses and gains and ineffectiveness on hedges which are subject to market variability and therefore a reconciliation is not available without unreasonable effort.

Our non-GAAP measures described above are not measures that have standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and are not U.S. GAAP measures. Therefore, these measures may not be comparable with similar measures presented by other issuers.

The tables below provide a reconciliation of the non-GAAP measures to comparable GAAP measures.

APPENDIX A

NON-GAAP RECONCILATIONS – ADJUSTED EBITDA AND ADJUSTED EARNINGS

CONSOLIDATED EARNINGS

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited, millions of Canadian dollars)
Liquids Pipelines	1,875	1,703	4,353	4,840
Gas Transmission and Midstream	(60)	856	1,080	2,263
Gas Distribution	256	240	1,262	937
Green Power and Transmission	51	68	286	270
Energy Services	(96)	(150)	108	(11)
Eliminations and Other	29	126	(368)	(188)

EBITDA	2,055	2,843	6,721	8,111
Depreciation and amortization	(799)	(848)	(2,452)	(2,388)
Interest expense	(696)	(653)	(2,042)	(1,704)
Income taxes	(347)	(327)	(177)	(818)
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(209)	(168)	(352)	(633)
Preference share dividends	(94)	(82)	(272)	(246)

Earnings/(loss) attributable to common shareholders	(90)	765	1,426	2,322

ADJUSTED EBITDA TO ADJUSTED EARNINGS

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited, millions of Canadian dollars, except per share amounts)
Liquids Pipelines	1,633	1,353	4,889	4,002
Gas Transmission and Midstream	1,038	941	3,116	2,330
Gas Distribution	259	238	1,274	929
Green Power and Transmission	73	68	337	270
Energy Services	10	(24)	94	(31)
Eliminations and Other	(55)	10	(181)	(146)

Adjusted EBITDA	2,958	2,586	9,529	7,354
Depreciation and amortization	(799)	(848)	(2,452)	(2,388)
Interest expense	(682)	(614)	(1,981)	(1,667)
Income taxes	(212)	(215)	(701)	(553)
Noncontrolling interests and redeemable noncontrolling interests	(238)	(195)	(721)	(531)
Preference share dividends	(94)	(82)	(272)	(246)

Adjusted earnings	933	632	3,402	1,969

Adjusted earnings per common share	0.55	0.39	2.01	1.33

EBITDA TO ADJUSTED EARNINGS

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited, millions of Canadian dollars, except per share amounts)
EBITDA	2,055	2,843	6,721	8,111

Adjusting items:
Change in unrealized derivative fair value (gain)/loss	(257)	(362)	318	(1,239)
Loss on sale of assets	94	—	107	—
Asset write-down loss	1,019	—	2,086	—
Gain on sale of pipe and project wind-down costs	(28)	(31)	(28)	(93)
Employee severance, transition and transformation costs	17	76	143	284
Transaction costs	—	2	—	180
Asset monetization costs	45	—	65	—
Project development costs	1	2	8	27
Other	12	56	109	84

Total adjusting items	903	(257)	2,808	(757)

Adjusted EBITDA	2,958	2,586	9,529	7,354
Depreciation and amortization	(799)	(848)	(2,452)	(2,388)
Interest expense	(696)	(653)	(2,042)	(1,704)
Income taxes	(347)	(327)	(177)	(818)
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(209)	(168)	(352)	(633)
Preference share dividends	(94)	(82)	(272)	(246)
Adjusting items in respect of:
Interest expense	14	39	61	37
Income taxes	135	112	(524)	265
Noncontrolling interests and redeemable noncontrolling interests	(29)	(27)	(369)	102

Adjusted earnings	933	632	3,402	1,969

Adjusted earnings per common share	0.55	0.39	2.01	1.33

APPENDIX B

NON-GAAP RECONCILIATION – SEGMENTED EBITDA TO ADJUSTED EBITDA

LIQUIDS PIPELINES

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited, millions of Canadian dollars)
Adjusted EBITDA	1,633	1,353	4,889	4,002

Change in unrealized derivative fair value gain/(loss)	211	342	(362)	781
Asset write-down loss	—	—	(154)	—
Gain on sale of pipe and project wind-down costs	28	31	28	93
Leak remediation costs, net of leak insurance recoveries	—	—	—	(9)
Project development costs	—	(2)	(3)	(6)
Employee severance, transition and transformation costs	3	(21)	(25)	(21)
United States tax reform - regulatory asset adjustment	—	—	(20)	—

Total adjustments	242	350	(536)	838

EBITDA	1,875	1,703	4,353	4,840

GAS TRANSMISSION AND MIDSTREAM

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited, millions of Canadian dollars)
Adjusted EBITDA	1,038	941	3,116	2,330

Change in unrealized derivative fair value gain/(loss)	23	(20)	25	7
Loss on sale of assets	(74)	—	(74)	—
Asset write-down loss	(1,019)	—	(1,932)	—
Pipeline inspection and other	(1)	(25)	(2)	(34)
DCP Midstream equity earnings adjustment	(4)	(25)	(23)	(21)
Transaction costs	—	(2)	—	(6)
Asset monetization transaction costs	(20)	—	(20)	—
Employee severance, transition and transformation costs	(3)	(13)	(10)	(13)

Total adjustments	(1,098)	(85)	(2,036)	(67)

Earnings/(loss) before interest, income taxes, and depreciation and amortization	(60)	856	1,080	2,263

GAS DISTRIBUTION

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited; millions of Canadian dollars)
Adjusted EBITDA	259	238	1,274	929

Change in unrealized derivative fair value gain	—	3	3	13
Noverco Inc. equity earnings adjustment	—	—	(9)	—
Employee severance, transition and transformation costs	(3)	(1)	(6)	(5)

Total adjustments	(3)	2	(12)	8

EBITDA	256	240	1,262	937

GREEN POWER AND TRANSMISSION

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited, millions of Canadian dollars)
Adjusted EBITDA	73	68	337	270

Change in unrealized derivative fair value gain/(loss)	(2)	—	2	—
Loss on sale of assets	(20)	—	(20)	—
Equity investment asset impairment	—	—	(33)	—

Total adjustments	(22)	—	(51)	—

EBITDA	51	68	286	270

ENERGY SERVICES

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited, millions of Canadian dollars)
Adjusted earnings/(loss) before interest, income taxes, and depreciation and amortization	10	(24)	94	(31)

Change in unrealized derivative fair value gain/(loss)	(106)	(124)	14	22
Employee severance, transition and transformation costs	—	(2)	—	(2)

Total adjustments	(106)	(126)	14	20

Earnings/(loss) before interest, income taxes, and depreciation and amortization	(96)	(150)	108	(11)

ELIMINATIONS AND OTHER

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited, millions of Canadian dollars)
Adjusted earnings/(loss) before interest, income taxes, and depreciation and amortization	(55)	10	(181)	(146)

Change in unrealized derivative fair value gain	131	161	—	416
Unrealized intercompany foreign exchange loss	(2)	(6)	(11)	(20)
Asset impairment	—	—	(6)	—
Loss on sale of assets	—	—	(13)	—
Asset monetization costs	(25)	—	(45)	—
Project development costs	(1)	—	(5)	(21)
Transaction costs	—	—	—	(174)
Sponsored vehicle roll-up costs	(5)	—	(5)	—
Employee severance, transition and transformation costs	(14)	(39)	(102)	(243)

Total adjustments	84	116	(187)	(42)

Earnings/(loss) before interest, income taxes, and depreciation and amortization	29	126	(368)	(188)

APPENDIX C

NON-GAAP RECONCILIATION – CASH PROVIDED BY OPERATING

ACTIVITIES TO DCF

	Three months ended September 30,		Nine months ended September 30,
	2018	2017	2018	2017
(unaudited, millions of Canadian dollars)
Cash provided by operating activities	1,461	1,568	7,999	5,315
Adjusted for changes in operating assets and liabilities	657	376	(943)	(121)

	2,118	1,944	7,056	5,194
Distributions to noncontrolling interests and redeemable noncontrolling interests	(302)	(267)	(901)	(770)
Preference share dividends	(94)	(82)	(268)	(246)
Maintenance capital expenditures[1]	(324)	(360)	(783)	(916)
Significant adjusting items:
Other receipts of cash not recognized in revenue[2]	53	60	157	171
Employee severance, transition and transformation costs	19	72	189	278
Transaction costs	—	2	—	201
Asset monetization costs	64	—	84	—
Other items	51	(35)	221	(39)

DCF	1,585	1,334	5,755	3,873

1

Maintenance capital expenditures are expenditures that are required for the ongoing support and maintenance of the existing pipeline system or that are necessary to maintain the service capability of the existing assets (including the replacement of components that are worn, obsolete or completing their useful lives). For the purpose of DCF, maintenance capital excludes expenditures that extend asset useful lives, increase capacities from existing levels or reduce costs to enhance revenues or provide enhancements to the service capability of the existing assets.

2	Consists of cash received net of revenue recognized for contracts under make-up rights and similar deferred revenue arrangements.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are based on the beliefs and assumptions of Enbridge Inc. (“Enbridge”), Enbridge Energy Partners, L.P. (“EEP”), Enbridge Energy Management, L.L.C. (“EEQ”), Spectra Energy Partners, LP (“SEP”), and Enbridge Income Fund Holdings Inc. (“ENF” and, together with EEP, EEQ and SEP, the “Sponsored Vehicles”). These forward-looking statements are identified by terms and phrases such as: anticipate, believe, intend, estimate, expect, continue, should, could, may, plan, project, predict, will, potential, forecast and similar expressions and include, but are not limited to, statements regarding the expected closing, consummation, completion, timing and benefits of the acquisitions of the Sponsored Vehicles (collectively, the “Proposed Transactions”), the expected synergies and equityholder value to result from the combined companies, the expected levels of cash distributions or dividends by the Sponsored Vehicles to their respective shareholders or unitholders, the expected levels of dividends by Enbridge to its shareholders, the expected financial results of Enbridge and its Sponsored Vehicles and their respective affiliates, and the future credit ratings, financial condition and business strategy of Enbridge, its Sponsored Vehicles and their respective affiliates.

Although Enbridge and its Sponsored Vehicles believe these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, natural gas liquids (“NGL”) and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labor and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for projects; anticipated in-service dates; weather; the timing and closing of dispositions; the realization of anticipated benefits and synergies of the Proposed Transactions; governmental legislation; acquisitions and the timing thereof; the success of integration plans; impact of capital project execution on future cash flows; credit ratings; capital project funding; expected earnings; expected future cash flows; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements, as they may impact current and future levels of demand for Enbridge’s and its Sponsored Vehicles’ services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments and may impact levels of demand for Enbridge’s and its Sponsored Vehicles’ services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to the impact of the Proposed Transactions, expected earnings and cash flow or estimated future dividends.

Forward-looking statements involve risks and uncertainties that may cause actual results to be materially different from the results predicted. There are a number of important factors that could cause actual results to differ materially from those indicated in any forward-looking statement including, but not limited to: the risk that the Proposed Transactions do not occur; negative effects from the pendency of the Proposed Transactions; the ability to realize expected cost savings and benefits from the Proposed Transactions; the timing to consummate the Proposed Transactions; whether the Sponsored Vehicles or Enbridge will produce sufficient cash flows to provide the level of cash distributions they expect with respect to their respective units or shares; outcomes of litigation and regulatory investigations, proceedings or inquiries; operating performance of Enbridge and its Sponsored Vehicles; regulatory parameters regarding Enbridge and its Sponsored Vehicles; other Enbridge dispositions; project approval and support; renewals of rights of way; weather, economic and competitive conditions; public opinion; changes in tax laws and tax rates; changes in trade agreements, exchange rates, interest rates, commodity prices, political decisions and supply of and demand for commodities; and any other risks and uncertainties discussed herein or in Enbridge’s or its Sponsored Vehicles’ other filings with Canadian and United States securities regulators. All forward-looking statements in this communication are made as of the date hereof and, except to the extent required by applicable law, neither Enbridge nor any of the Sponsored Vehicles assume any obligation to publicly update or revise any forward-looking statements made in this communication or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge, its Sponsored Vehicles or persons acting on their behalf, are expressly qualified in their entirety by these cautionary statements. The factors described above, as well as additional factors that could affect Enbridge’s or any of its Sponsored Vehicles’ respective forward-looking statements, are described under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Information” in Enbridge’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulators on February 16, 2018, each of EEP’s, EEQ’s and SEP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, which were filed with the SEC on February 16, 2018, ENF’s Management’s Discussion and Analysis for the year ended December 31, 2017, which was filed with Canadian securities regulators on February 16, 2018, and in Enbridge’s and its Sponsored Vehicles’ respective other filings made with the SEC and Canadian securities regulators, which are available via the SEC’s website at http://www.sec.gov and at http://www.sedar.com, as applicable.

Additional Information about Enbridge and the Proposed Transactions and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxies or approval. The Proposed Transactions will be submitted to the shareholders of EEQ or ENF or unitholders of EEP or SEP, as applicable, for their consideration. Enbridge filed with the SEC on October 10, 2018 proxy statements of EEQ and EEP, respectively, and a consent statement of SEP, each of which also constitutes a prospectus of Enbridge. Enbridge and its Sponsored Vehicles also plan to file other documents with the SEC and Canadian securities regulators regarding the Proposed Transactions. INVESTORS AND SECURITY HOLDERS OF ENBRIDGE AND ITS SPONSORED VEHICLES ARE URGED TO READ THE APPLICABLE REGISTRATION STATEMENT, PROXY OR CONSENT SOLICITATION STATEMENT/PROSPECTUS AND OTHER

RELEVANT DOCUMENTS THAT ARE OR WILL BE FILED WITH THE SEC OR CANADIAN SECURITIES REGULATORS, AS APPLICABLE, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Investors, shareholders and unitholders can obtain free copies of such documents containing important information about Enbridge and its Sponsored Vehicles, through the website maintained by the SEC at http://www.sec.gov or with Canadian securities regulators through the SEDAR website at http://www.sedar.com, as applicable. Copies can also be obtained, without charge, by directing a request to Enbridge Inc., 200, 425 – 1st Street S.W., Calgary, Alberta, Canada T2P 3L8, Attention: Investor Relations.

Participants in the Solicitations

Enbridge, each of its Sponsored Vehicles, and certain of their respective directors and executive officers, may be deemed participants in the solicitation of consents or proxies from the holders of equity securities of the Sponsored Vehicles in connection with the Proposed Transactions. Information about the directors and executive officers of Enbridge is set forth in its definitive proxy statement filed with the SEC on April 5, 2018. Information about the directors and executive officers of EEP, EEQ and SEP is set forth in EEP’s, EEQ’s and SEP’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, respectively, each of which was filed with the SEC on February 16, 2018. Information about the directors and executive officers of ENF is set forth in ENF’s Annual Information Form for the fiscal year ended December 31, 2017, which was filed with Canadian securities regulators on February 16, 2018. Each of these documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in any consent or proxy solicitation with respect to the Proposed Transactions and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the relevant proxy or consent statement/prospectus filed by Enbridge and the Sponsored Vehicles with the SEC on October 10, 2018.